
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com


03024028

6 June 2003


SEC MAIL PROCESSING
RECEIVED
JUN 19 2003
WASH. D.C. 187 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

PROCESSED
JUN 30 2003

THOMSON FINANCIAL

Encs.

dlw 6/26

/Announcement/Submission to SEC/CT/at


SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2003
WASH D.C. 187
SECTION

MASNET No. 2 OF 02.06.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel sells business and assets of SingTel Yellow Pages

Attached is a news release made by Singapore Telecommunications Limited on the above.



syp release FINAL1.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 02/06/2003 to the SGX




SEC MAIL PROCESSING
RECEIVED
JUN 19 2003
WASH, D.C. 187 SECTION

News Release

SingTel sells business and assets of SingTel Yellow Pages

Cash consideration of S$220 million

Singapore, 2 June 2003 – Singapore Telecommunications Limited ("SingTel") today announced it has agreed to sell substantially all of the business and assets of SingTel Yellow Pages Pte Ltd ("SYP"), the leading directories business in Singapore, to CVC Asia Pacific ("CVC") and J.P. Morgan Partners Asia LDC ("JPMPA") for S$220 million in cash before purchase price adjustments for changes in working capital.

SingTel is selling the SYP business in accordance with its previously announced strategic review of its non-core subsidiaries. The sale will enable SingTel to increase its focus on its core telecommunications services business. Proceeds raised from the divestment will be redeployed within SingTel's core telecommunications business.

Today's announcement concludes a competitive bid process which generated significant interest from both strategic and financial buyers. After having received competitive bids from about 10 potential buyers, SingTel short-listed a handful of selected buyers with which it had more detailed negotiations.

Mr Lim Toon, SingTel's Chief Operating Officer, said: "SYP is a financially strong company and a good asset, and SingTel was not prepared to sell its business at all cost. The bid from CVC and JPMPA was the best received. We are extremely pleased with the outcome and believe that it is a win-win for the two sides."

The sale will include all of SYP's Singapore assets, including its core telephone and niche directory publishing businesses, Internet Yellow Pages and the CitySearch service, as well as some of SYP's overseas investments.

SingTel will maintain a working relationship with the newly formed company. This company will be the exclusive directory publisher for SingTel and will enable SingTel to satisfy its integrated directory publishing obligations.

The sale is subject to customary terms and conditions, including regulatory approval for the transfer of certain assets. A subsequent announcement will be made upon completion of the transaction.

For the twelve months ended 31 March 2002, SYP recorded revenue of S$83.5 million and net profit of S$21.1 million. It employed 346 employees as at 31 March 2003.




SEC MAIL PROCESSING
RECEIVED
JUN 19 2003
WASH. D.C.
187
SEC

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving almost 35 million customers in six markets.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group employs about 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

About CVC and JPMPA

CVC is a leading private equity firm in the Asia Pacific Region focused on substantial investments in private companies in Asia. Since 2000 CVC has completed 11 investments in the region including Japan, Korea, Singapore, Hong Kong and Australia.

JPMPA is one of the largest private equity funds dedicated to Asia. Since its inception in 1999, JPMPA has invested in more than 15 companies with aggregate transaction value exceeding US$2.5 billion. JPMPA is active in Greater China, Japan, Korea, Singapore and Australia.